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China: Start-up of a new distillate hydrocracker
at the Dalian refinery
Paris, December 10, 2007 - Total announces the start-up of a new distillate hydrocracker at the Wepec refinery in Dalian, China, in which the Group holds a 22.4% stake.
Representing a total investment of $240 million, the new conversion unit increases the refinery’s annual diesel fuel production capacity by 40% to 3.5 million metric tonnes, to meet the growing needs of the Chinese market for low sulphur products.
The addition of the Wepec hydrocracker is in line with Total’s strategy of strengthening its industrial infrastructure, following the start-up in 2006 of a similar project at the Normandy refinery in France and the construction of several large desulphurisation units at other Total refineries in Europe.
These investments reflect Total’s commitment to continue adapting its refinery base to the markets.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com